Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

RECEIVED
2008 JUL 17 P 1:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08003846

July 10, 2008

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued July 9, 2008 and the accompanying Material Change Report Form 52-102F3.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

PROCESSED
JUL 22 2008
THOMSON REUTERS

Encl.

dw 7/17

#82-34714

RECEIVED

2008 JUL 17 P 1: 4

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Mount Polley Mine Sets Production Record and Reports on Continued Exploration

Vancouver, BC – July 9, 2008 - **Imperial Metals Corporation (TSX:III)** reports its Mount Polley mine set a copper production record in the second quarter, with 17.48 million pounds copper produced. The mill throughput was 1.78 million tonnes of ore grading 0.592% copper, an average of 19,642 tonnes per day. Concentrate shipments in the second quarter also set a record with over 50,000 wet metric tonnes of concentrate shipped.

Exploration drilling at Mount Polley's Boundary zone was successful in defining and expanding the magnetite breccia which hosts high grade/copper gold mineralization. Hole ND08-42 returned 32.3 metres at 1.43% copper and 1.47 g/t gold, and N08-44 returned 22.3 metres at 1.56% copper and 1.21 g/t gold. This mineralization's high grade and vertical nature make it possible to consider mining it by underground methods. Upon completion of the current drilling, the data will be compiled for the engineering team at Mount Polley to consider the economics of either open pit or underground mining options.

Additional targets identified in the first round of drilling at the Boundary zone are being followed up. One new target was intercepted in hole ND08-47 which intersected 49.5 metres of magnetite breccia grading 0.65% copper and 0.54 g/t gold beneath the known Boundary zone. This may be a lower extension of the main breccia body, but is more likely the first drill hole into a separate but nearby magnetite breccia. The following table highlights some of the intercepts from this drilling.

Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t
ND08-42	172.8	46.1	89.0	42.9	1.17	1.16
including		56.7	89.0	32.3	1.43	1.47
ND08-44	203.3	72.5	94.8	22.3	1.56	1.21
and		110.0	123.9	13.9	1.00	0.74
and		170.0	181.1	11.1	0.73	0.67
ND08-47	250.0	97.0	111.8	14.8	1.25	1.55
and		172.1	221.6	49.5	0.65	0.54

Exploration drilling conducted in the Springer zone targeted the potential for a large, lower grade zone of copper/gold mineralization to the northwest of the proposed Springer pit. Also, several holes were drilled into the deepest parts of the current pit design to assist with optimization and long term planning for the Springer pit. The results from that drilling are pending.

Plans for exploration drilling this summer include drill testing the following areas:

Quarry - Two drill holes will follow up on the 101.6 metres grading 0.41% copper and 0.13 g/t gold intersected in WB07-239. This zone is north of the Wight pit.

North Slope - Three drill holes will test an area of favourable potassic, garnet and calcite alteration in an under drilled region 500 metres south of the Boundary zone.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

(the "Company" or "Imperial")

Item 2 Date of Material Change

July 9, 2008

Item 3 News Release

July 9, 2008 – Vancouver, British Columbia

A news release was issued through Marketwire July 9, 2008 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial reports its Mount Polley mine set a copper production record in the second quarter, with 17.48 million pounds copper produced. The mill throughput was 1.78 million tonnes of ore grading 0.592% copper, an average of 19,642 tonnes per day. Concentrate shipments in the second quarter also set a record with over 50,000 wet metric tonnes of concentrate shipped.

Exploration drilling at Mount Polley's Boundary zone was successful in defining and expanding the magnetite breccia which hosts high grade/copper gold mineralization. Hole ND08-42 returned 32.3 metres at 1.43% copper and 1.47 g/t gold, and N08-44 returned 22.3 metres at 1.56% copper and 1.21 g/t gold. This mineralization's high grade and vertical nature make it possible to consider mining it by underground methods. Upon completion of the current drilling, the data will be compiled for the engineering team at Mount Polley to consider the economics of either open pit or underground mining options.

Item 5 Full Description of Material Change

Imperial reports its Mount Polley mine set a copper production record in the second quarter, with 17.48 million pounds copper produced. The mill throughput was 1.78 million tonnes of ore grading 0.592% copper, an average of 19,642 tonnes per day. Concentrate shipments in the second quarter also set a record with over 50,000 wet metric tonnes of concentrate shipped.

Exploration drilling at Mount Polley's Boundary zone was successful in defining and expanding the magnetite breccia which hosts high grade/copper gold mineralization. Hole ND08-42 returned 32.3 metres at 1.43% copper and 1.47 g/t gold, and N08-44 returned 22.3 metres at 1.56% copper and 1.21 g/t gold. This mineralization's high grade and vertical nature make it possible to consider mining it by underground methods. Upon completion of the current drilling, the data will be compiled for the engineering team at Mount Polley to consider the economics of either open pit or underground mining options.

Additional targets identified in the first round of drilling at the Boundary zone are being followed up. One new target was intercepted in hole ND08-47 which intersected 49.5 metres of magnetite breccia grading 0.65% copper and 0.54 g/t gold beneath the known Boundary zone. This may be a lower extension of the main breccia body, but is more likely the first drill hole into a separate but nearby magnetite breccia. The following table highlights some of the intercepts from this drilling.

Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t
ND08-42	172.8	46.1	89.0	42.9	1.17	1.16
including		56.7	89.0	32.3	1.43	1.47
ND08-44	203.3	72.5	94.8	22.3	1.56	1.21
and		110.0	123.9	13.9	1.00	0.74
and		170.0	181.1	11.1	0.73	0.67
ND08-47	250.0	97.0	111.8	14.8	1.25	1.55
and		172.1	221.6	49.5	0.65	0.54

Exploration drilling conducted in the Springer zone targeted the potential for a large, lower grade zone of copper/gold mineralization to the northwest of the proposed Springer pit. Also, several holes were drilled into the deepest parts of the current pit design to assist with optimization and long term planning for the Springer pit. The results from that drilling are pending.

Plans for exploration drilling this summer include drill testing the following areas:

Quarry - Two drill holes will follow up on the 101.6 metres grading 0.41% copper and 0.13 g/t gold intersected in WB07-239. This zone is north of the Wight pit.

North Slope - Three drill holes will test an area of favourable potassic, garnet and calcite alteration in an under drilled region 500 metres south of the Boundary zone.

Skid – To the south of the Wight pit, three drill holes will follow up on the gold-rich intersection in SK07-05 of 80 metres grading 0.18% copper and 0.50 g/t gold. Hole SK07-05 contains minor bornite, and the mineralization is still open to the south.

IM – Malachite was discovered in an outcrop of oxidized monzonite approximately three kilometres east of the tailings pond along Gavin Lake Road. This discovery is significant because it is the first sign of mineralization in an area of poor rock exposure that is now known to be underlain by intrusive rocks which are the host of the mineralization at Mount Polley. A single drill hole is planned to test this new target.

Pond – Future drilling will test for extensions of skarn mineralization to the north and south. Last year, PZ07-14 drilled 20 metres grading 0.63% copper and 0.92 g/t gold, which extended the Pond zone 50 metres to the south, for a total strike length of 200 metres.

A Mount Polley drill plan, Boundary cross section, and 2008 drill assay table will be available on the Company's website.

Steve Robertson, P.Geo. is designated as the Qualified Person defined by National Instrument 43-101 for the exploration programs described herein. Diamond drill samples were analyzed at the Mount Polley mine laboratory and at Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the labs. Although the Boundary zone breccia appears to be near vertical, further definition is required to confirm this, and true widths of the intercepts reported here cannot be accurately determined with the current understanding of the breccia system.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the Sterling gold property in southwest Nevada.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

J. Brian Kynoch, President
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 9th day of July, 2008.



Quarry
Boundary
Wight Pit
Junction
North Slope
Bell Pit
Skid
Cariboo Pit
Springer
MOUNT POLLEY MILL SITE
C2
Southeast Pit
Pond
BOOTJACK LAKE
Bootjack Road
Gavin Lake Road
IM
ND07-36
ND07-37
ND07-40
ND07-31
ND07-32
ND07-38
ND07-39
ND08-47
ND07-30
ND08-44
ND08-45
ND07-29
ND08-41
ND07-28
ND08-42
ND07-34
ND08-43
ND07-27
ND08-46
0 50 100 200 Metres
N
W
E
S
Imperial Metals
MOUNT POLLEY PROPERTY
2008 Exploration
Exploration Zones
2008 Drilling
Claim Boundary
2007 Drilling
Main Road
0 550 1,100 2,200 Metres
July 9, 2008

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Mount Polley Mine Sets Production Record and Reports on Continued Exploration

Vancouver, BC – July 9, 2008 - **Imperial Metals Corporation (TSX:III)** reports its Mount Polley mine set a copper production record in the second quarter, with 17.48 million pounds copper produced. The mill throughput was 1.78 million tonnes of ore grading 0.592% copper, an average of 19,642 tonnes per day. Concentrate shipments in the second quarter also set a record with over 50,000 wet metric tonnes of concentrate shipped.

Exploration drilling at Mount Polley's Boundary zone was successful in defining and expanding the magnetite breccia which hosts high grade/copper gold mineralization. Hole ND08-42 returned 32.3 metres at 1.43% copper and 1.47 g/t gold, and N08-44 returned 22.3 metres at 1.56% copper and 1.21 g/t gold. This mineralization's high grade and vertical nature make it possible to consider mining it by underground methods. Upon completion of the current drilling, the data will be compiled for the engineering team at Mount Polley to consider the economics of either open pit or underground mining options.

Additional targets identified in the first round of drilling at the Boundary zone are being followed up. One new target was intercepted in hole ND08-47 which intersected 49.5 metres of magnetite breccia grading 0.65% copper and 0.54 g/t gold beneath the known Boundary zone. This may be a lower extension of the main breccia body, but is more likely the first drill hole into a separate but nearby magnetite breccia. The following table highlights some of the intercepts from this drilling.

Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t
ND08-42	172.8	46.1	89.0	42.9	1.17	1.16
including		56.7	89.0	32.3	1.43	1.47
ND08-44	203.3	72.5	94.8	22.3	1.56	1.21
and		110.0	123.9	13.9	1.00	0.74
and		170.0	181.1	11.1	0.73	0.67
ND08-47	250.0	97.0	111.8	14.8	1.25	1.55
and		172.1	221.6	49.5	0.65	0.54

Exploration drilling conducted in the Springer zone targeted the potential for a large, lower grade zone of copper/gold mineralization to the northwest of the proposed Springer pit. Also, several holes were drilled into the deepest parts of the current pit design to assist with optimization and long term planning for the Springer pit. The results from that drilling are pending.

Plans for exploration drilling this summer include drill testing the following areas:

Quarry - Two drill holes will follow up on the 101.6 metres grading 0.41% copper and 0.13 g/t gold intersected in WB07-239. This zone is north of the Wight pit.

North Slope - Three drill holes will test an area of favourable potassic, garnet and calcite alteration in an under drilled region 500 metres south of the Boundary zone.

Skid – To the south of the Wight pit, three drill holes will follow up on the gold-rich intersection in SK07-05 of 80 metres grading 0.18% copper and 0.50 g/t gold. Hole SK07-05 contains minor bornite, and the mineralization is still open to the south.

IM – Malachite was discovered in an outcrop of oxidized monzonite approximately three kilometres east of the tailings pond along Gavin Lake Road. This discovery is significant because it is the first sign of mineralization in an area of poor rock exposure that is now known to be underlain by intrusive rocks which are the host of the mineralization at Mount Polley. A single drill hole is planned to test this new target.

Pond – Future drilling will test for extensions of skarn mineralization to the north and south. Last year, PZ07-14 drilled 20 metres grading 0.63% copper and 0.92 g/t gold, which extended the Pond zone 50 metres to the south, for a total strike length of 200 metres.

A Mount Polley drill plan, Boundary cross section, and 2008 drill assay table will be available on the Company's website.

Steve Robertson, P.Geo. is designated as the Qualified Person defined by National Instrument 43-101 for the exploration programs described herein. Diamond drill samples were analyzed at the Mount Polley mine laboratory and at Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the labs. Although the Boundary zone breccia appears to be near vertical, further definition is required to confirm this, and true widths of the intercepts reported here cannot be accurately determined with the current understanding of the breccia system.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the Sterling gold property in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

END

Imperial Metals